Exhibit 99.11

CONSENT OF SUSAN B. PATTON

The undersigned hereby consents to the use of the undersigned's name and information derived from the Technical Report titled "Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at LANXESS South Plant" dated October 18, 2023, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the "Company") for the year ended June 30, 2024 (collectively, the "Annual Report").

The undersigned also hereby consents to the use of the undersigned's name and the incorporation by reference of such information contained in the Annual Report into the Company's Registration Statements on Form F-10 (File No. 333-273462) and Form S-8 (File No. 333-262400), as amended.

/s/ Susan B. Patton
Susan B. Patton, P.E. Principal Consultant RESPEC Company, LLC
Date: September 24, 2024